Exhibit 1.1

RADWARE Ltd. Announces Third Quarter 2015 Results

2015 third quarter highlights
* Revenues of $48.1 Million
* Non-GAAP gross margin of 82.9%
* Non-GAAP EPS of $0.10
* Repurchase of shares in a total amount of $24.8 million

TEL AVIV, ISRAEL, Oct. 28, 2015 — Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions ensuring optimal service level for applications in virtual, cloud and software defined data centers, today announced its consolidated financial results for the third quarter and nine months ended September 30, 2015

Commenting on the results, Roy Zisapel president and chief executive officer, Radware, said: “We are disappointed with the lower than expected quarterly revenues, yet we continue to see overall strong market drivers for both cyber security and applications delivery solutions across enterprise, carrier, and cloud data centers."

Mr. Zisapel added “We remain as market leaders with our solutions deployed in top institutions for every major market, from the world’s foremost carriers and service providers, to financial institutions, to retailers and more.”

Revenues for the third quarter totaled $48.1 million, compared with revenues of $56.8 million for the third quarter of 2014.

Revenues for the first nine months of 2015 totaled $161.3 million, compared with revenues of $160.9 million for the first nine months of 2014.

Net income on a GAAP basis for the third quarter of 2015 was $0.7 million or $0.01 per diluted share, compared with net income of $7.8 million or $0.17 per diluted share for the third quarter of 2014.

Net income on a GAAP basis for the first nine months of 2015 was $14.3 million or $0.30 per diluted share, compared with net income of $15.8 million or $0.34 per diluted share for the first nine months of 2014.

Net income on a Non-GAAP basis for the third quarter of 2015 was $4.8 million or $0.10 per diluted share, compared with net income of $11.2 million or $0.24 per diluted share for the third quarter of 2014.

Net income on a Non-GAAP basis for the first nine months of 2015 was $26.0 million or $0.55 per diluted share, compare with net income of $27.2 million or $0.58 per diluted share for the first nine months of 2014.

A reconciliation of each of the company’s non-GAAP measures to the comparable GAAP measured is included at the end of this press release.

As of September 30, 2015 the Company had cash, cash equivalents, short-term and long-term bank deposits and marketable securities of $310.0 million. During the third quarter we repurchased our shares in a total amount of $24.8 million.

During the third quarter of 2015, Radware released the following significant announcements:

•	Radware Ltd. Announces Preliminary Results For Third Quarter 2015
•	Radware Announces 2015 Annual General Meeting
•	Radware’s Attack Mitigation System Helps Protect Online Tech, Hosting/Cloud Services Company
•	Radware Report Reveals Slow Websites Will Cost Retailers Big Bucks this Holiday Season

Conference Call

Company management will host a quarterly investor conference call at 8:45am ET on October 28, 2015. The call will focus on financial results for the quarter ending September 30, 2015 and other matters related to the Company’s business.

The conference call will be webcast on October 28, 2015 at 8:45am ET in the “listen only” mode via the Internet at: http://www.radware.com/IR/ and will be available for replay during the next 12 months.

Please use the following dial-in numbers to participate in the third quarter 2015 call:

Participants in the US call: Toll Free 1 (800) 288-8968
International participants call: +1- 612 332-0228
Conference ID:  370321

About Radware Ltd.

Radware Ltd. (NASDAQ: RDWR), is a global leader of application delivery and application security solutions for virtual, cloud and software defined data centers. Its award-winning solutions portfolio delivers service level assurance for business-critical applications, while maximizing IT efficiency. Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com

Radware encourages you to join our community and follow us on: Facebook, Google+, LinkedIn, Radware Blog, SlideShare, Twitter, YouTube, Radware Connect app for iPhone® and our security center DDoSWarriors.com that provides a comprehensive analysis on DDoS attack tools, trends and threats.

©2015 Radware Ltd. All rights reserved. Radware and all other Radware product and service names are registered trademarks or trademarks of Radware in the U.S. and other countries. All other trademarks and names are property of their respective owners.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with ASC No. 718, amortization of intangible assets, litigation costs and exchange rate differences, net on balance sheet items included in finance income. Such exchange rate differences may vary from period to period due to changes in exchange rates driven by general market conditions or other circumstances outside of the normal course of Radware's operations. Management believes that exclusion of these charges allows comparisons of operating results that are consistent across past, present and future periods. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

Safe Harbor Statement

This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware's current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; changes in the competitive landscape; inability to realize our investment objectives; timely availability and customer acceptance of our new and existing products; risks and uncertainties relating to acquisitions; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; Competition in the market for Application Delivery and Network Security solutions and our industry in general is intense; and other factors and risks on which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, reference is made to Radware’s Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.  Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

CONTACTS
Chief Financial Officer
Doron Abramovitch
+972-3766-8610

Corporate Media Relations:
Deborah Szajngarten
(201) 785-3206
deborah.szajngarten@radware.com

Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31, 2014	September 30, 2015
		(Unaudited)
Current assets
Cash and cash equivalents	44,979	20,755
Available-for-sale marketable securities	29,448	17,606
Short-term bank deposits	29,989	53,333
Trade receivables, net	25,637	24,181
Other receivables and prepaid expenses	8,107	8,792
Inventories	16,844	16,391
	155,004	141,058
Long-term investments
Available-for-sale marketable securities	114,519	90,631
Long-term bank deposits	111,754	127,647
Severance pay funds	3,040	2,960
	229,313	221,238

Property and equipment, net	20,592	25,275
Intangible assets, net	4,756	3,801
Other assets	3,234	5,313
Goodwill	30,069	30,069

Total assets	442,968	426,754

Current liabilities
Trade payables	9,817	6,026
Deferred revenues, other payables and accrued expenses	66,009	69,123
	75,826	75,149

Long-term liabilities	33,445	29,733

Shareholders’ equity
Share capital	654	661
Additional paid-in capital	294,084	310,410
Accumulated other comprehensive income	211	2,254
Treasury stock, at cost	(41,153)	(85,660)
Retained earnings	79,901	94,207
Total shareholders’ equity	333,697	321,872

Total liabilities and shareholders' equity	442,968	426,754

Condensed Consolidated Statements of Income
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended September 30,		For the Nine months ended September 30,
	2014	2015	2014	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	56,795	48,059	160,860	161,310
Cost of revenues	9,926	8,506	29,138	28,290
Gross profit	46,869	39,553	131,722	133,020
Operating expenses:
Research and development, net	11,306	12,825	32,836	37,015
Selling and marketing	23,157	22,739	68,661	68,401
General and administrative	4,543	4,481	14,875	12,978
Total operating expenses	39,006	40,045	116,372	118,394
Operating income (loss)	7,863	(492)	15,350	14,626
Financial income, net	1,467	1,373	4,419	3,473
Income before taxes on income	9,330	881	19,769	18,099
Taxes on income	(1,574)	(220)	(3,983)	(3,793)
Net Income	7,756	661	15,786	14,306

Basic net earnings per share	$0.17	$0.01	$0.35	$0.31

Weighted average number of shares used to compute basic net earnings per share	45,068,021	45,842,187	45,029,319	46,180,689

Diluted net earnings per share	$0.17	$0.01	$0.34	0.30

Weighted average number of shares used to compute diluted net earnings per share	46,586,698	46,557,853	46,735,893	47,221,057

Reconciliation of Supplemental Financial Information
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended September 30,		For the Nine months ended September 30,
	2014	2015	2014	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP net Income	7,756	661	15,786	14,306
Stock-based compensation expenses, included in:
Cost of revenues	22	30	48	99
Research and development, net	463	619	1,009	1,881
Selling and marketing	779	1,005	2,090	2,911
General and administrative	775	790	2,174	2,182
	2,039	2,444	5,321	7,073
Amortization of intangible assets included in:
Cost of revenues	245	253	809	860
Selling and marketing	155	29	481	95
	400	282	1,290	955

Exchange rate differences, net on balance sheet items included in financial income	(97)	535	(137)	1,059

Litigation Costs	1,088	868	4,938	2,639

Non-GAAP net income	11,186	4,790	27,198	26,032

Non-GAAP diluted net earnings per share	$0.24	$0.10	$0.58	$0.55

Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	46,586,698	46,557,853	46,735,893	47,221,057